Exhibit 99.1

Dated as of June 27, 2025

TELUS CORPORATION

and

COMPUTERSHARE TRUST COMPANY, N.A.

as U.S. Trustee and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Canadian Trustee

NINTH SUPPLEMENTAL INDENTURE

to the

INDENTURE

Dated as of September 19, 2016

TABLE OF CONTENTS

1. INTERPRETATIONS AND AMENDMENTS	4
1.1 Ninth Supplemental Indenture	4
1.2 Definitions in Ninth Supplemental Indenture	5
1.3 Interpretation not Affected by Headings	9

2. NOTES	9
2.1 Form and Terms of Notes	9
2.2 Currency and payments	10
2.3 Denominations	10
2.4 Date and Stated Maturity	10
2.5 Interest	10
2.6 Redemption and Purchase	11
2.7 Sinking Fund	12
2.8 Defeasance	12
2.9 Form and Certification	12
2.10 Issuance of Notes	13
2.11 Calculation Agent	13
2.12 Non-Business Days	14
2.13 Other Terms and Provisions	14

3. DEFERRAL RIGHT AND DIVIDEND STOPPER UNDERTAKING	14
3.1 Deferral Right	14
3.2 Dividend Stopper Undertaking	14

4. COVENANTS WITH RESPECT TO THE NOTES	15
4.1 Covenants in the Original Indenture	15
4.2 Covenants Applicable to the Notes	15
4.3 Compliance Certificate	15
4.4 Financial Statements	15
4.5 Agents’ Fees and Expenses	16
4.6 Additional Amounts	16

5. SUBORDINATION OF THE NOTES	17
5.1 Notes Subordinated to Senior Indebtedness	17
5.2 Disputes with Holder of Certain Senior Indebtedness	19
5.3 Subrogation	19
5.4 Obligation of Corporation Unconditional	20
5.5 Effectuation of Subordination by Trustee; Waiver of Conflicts	20
5.6 Knowledge of Trustee	20
5.7 Trustee May Hold Senior Indebtedness	21
5.8 Rights of Holders of Senior Indebtedness Not Impaired	21
5.9 Article Applicable to Paying Agents	21
5.10 Trustee; Compensation Not Prejudiced	21

6. EVENTS OF DEFAULT AND REMEDIES	21
6.1 Events of Default	21
6.2 Acceleration of Maturity; Rescission and Annulment	22

7. GENERAL	23
7.1 Effectiveness	23
7.2 Effect of Recitals	23
7.3 Confirmation of Original Indenture	23
7.4 Jurisdiction	23
7.5 Governing Law	23
7.6 Severability	23
7.7 Acceptance of Trust	24
7.8 Counterparts and Formal Date	24

Schedule A-1           Form of Note

THIS NINTH SUPPLEMENTAL INDENTURE (this “Ninth Supplemental Indenture”) dated as of June 27, 2025 between TELUS CORPORATION, a corporation duly organized and existing under the laws of British Columbia, Canada (the “Corporation”), and COMPUTERSHARE TRUST COMPANY, N.A., a national banking association, as U.S. trustee (the “U.S. Trustee”) and COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian trustee (the “Canadian Trustee”).

RECITALS OF THE CORPORATION

WHEREAS, the Corporation, the U.S. Trustee and the Canadian Trustee entered into an Indenture, dated as of September 19, 2016 (the “Original Indenture”). Section 901(1) of the Original Indenture provides that the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustee may, without the consent of any Holders, enter into a supplemental indenture to establish the form or terms of Securities of any series as permitted by Sections 201 and 301 of the Original Indenture.

WHEREAS, pursuant to Sections 201 and 301 of the Original Indenture, the Corporation desires to provide for the establishment of a series of Securities under the Original Indenture, and the forms and terms thereof, as hereinafter set forth.

WHEREAS, the Corporation has requested that the U.S. Trustee and the Canadian Trustee execute and deliver this Ninth Supplemental Indenture. The Corporation has delivered to the Trustee an Opinion of Counsel and an Officer’s Certificate pursuant to Sections 102 and 903 of the Original Indenture to the effect, among other things, that all conditions precedent provided for in the Original Indenture to the Trustee’s execution and delivery of this Ninth Supplemental Indenture have been complied with and this Ninth Supplemental Indenture is authorized or permitted by the Original Indenture. All acts and things necessary have been done and performed to make this Ninth Supplemental Indenture enforceable in accordance with its terms, and the execution and delivery of this Ninth Supplemental Indenture has been duly authorized in all respects.

WHEREAS, the proper officers of the Corporation have duly authorized the creation and issuance of a series of Securities to be designated as 6.625% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due October 15, 2055 (the “Notes”), to be initially limited (subject to the exceptions described herein and in the Original Indenture) to the aggregate principal amount of U.S.$700,000,000; the further terms and conditions thereof being hereinafter set forth, all in accordance with a Board Resolution of the Corporation;

NOW, THEREFORE, THIS NINTH SUPPLEMENTAL INDENTURE WITNESSETH: For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

1.	INTERPRETATIONS AND AMENDMENTS

1.1	Ninth Supplemental Indenture

As used herein “Ninth Supplemental Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Ninth Supplemental Indenture and not to any particular Article, Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and further include the terms of the Notes set forth in the form of Note annexed as Schedule A-1 hereto.

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1.2	Definitions in Ninth Supplemental Indenture

All terms contained in this Ninth Supplemental Indenture which are defined in the Original Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, unless the context otherwise specifies or requires; except that for the purpose, and only for the purpose, of the Notes:

(a)	the definition of the term “Business Day” is amended to read as follow:

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario or the City of New York, New York are authorized or required by law or executive order to close.

(b)	the definition of “Indebtedness” as such term is defined in the Indenture is deleted.

(c)	the definition of the term “Restricted Subsidiary” is amended to read as follows:

“Restricted Subsidiary” shall mean (a) TELUS Communications Inc., (b) TELUS International (Cda) Inc., and (c) at any time any other Subsidiary of the Corporation if, at the end of the most recent fiscal quarter for which the Corporation has issued its financial statements, the total assets of such Subsidiary exceeded 10% of the consolidated assets of the Corporation and its Subsidiaries, determined in accordance with GAAP consistently applied.

(d)	In addition, the following terms shall have the following meanings:

“Administrative Action” shall mean, with respect to a Tax Event (as defined herein), any judicial decision, administrative pronouncement, guidance, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment).

“Bankruptcy Law” shall mean the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other similar applicable Canadian federal, provincial or territorial law or similar applicable law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

“Bankruptcy Order” shall mean any court order for liquidation, winding up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

“Calculation Agent” shall mean any Person, which may be the Corporation or any of the Corporation’s Affiliates, appointed by the Corporation from time to time to act as calculation agent with respect to the Notes.

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“Common Shares” shall mean the common shares in the capital of the Corporation.

“Custodian” shall mean any receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator, sequestrator or similar official under any Bankruptcy Law or any other Person with like powers.

“DBRS” shall mean DBRS Limited and any successor to its rating agency business.

“Deferral Period” shall have the meaning specified in Section 3.1 of this Ninth Supplemental Indenture.

“Deferral Right” shall have the meaning specified in Section 2.6 of this Ninth Supplemental Indenture.

“Deferred Interest” shall have the meaning specified in Section 3.1 of this Ninth Supplemental Indenture.

“Dividend Restricted Shares” shall mean the Common Shares and any preferred shares in the capital of the Corporation.

“First Reset Date” shall mean October 15, 2030.

“Five-Year U.S. Treasury Rate” shall mean, as of any Interest Reset Determination Date, as applicable (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published H.15 (as defined below), for the U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities market or (2) if there is no such published U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities market, the rate will be determined by the Calculation Agent by interpolation or extrapolation on a straight line basis between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, and (B) the other maturing as close as possible to, but later than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, in each case as published in the most recently published H.15.

If the H.15 is no longer published or the Five-Year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (1) or (2) above, then the Five-Year U.S. Treasury Rate will be the Five-Year U.S. Treasury Rate in effect for the prior Interest Reset Period, or, in the case of the First Reset Date, 3.856%.

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recently published H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Reset Determination Date.

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“Interest Payment Date” shall mean April 15 and October 15 of each year during which any Notes are outstanding until Maturity.

“Interest Period” shall mean the period commencing on the later of the date of issuance of the Notes or the last Interest Payment Date to, but excluding, the next Interest Payment Date.

“Interest Reset Date” shall mean the First Reset Date and each date falling on the five-year anniversary of the preceding Interest Reset Date.

“Interest Reset Determination Date” shall mean, for any Interest Reset Period, the day falling two Business Days prior to the applicable Interest Reset Date for such Interest Reset Period.

“Interest Reset Period” shall mean the period from, and including, the First Reset Date to, but excluding, the next succeeding Interest Reset Date, and thereafter each period from, and including, each Interest Reset Date to, but excluding, the next succeeding Interest Reset Date, the Stated Maturity, or the Redemption Date, as the case may be.

“Moody’s” shall mean Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Parity Indebtedness” shall mean any class or series of the Corporation’s debt securities or any other indebtedness of the Corporation for borrowed money outstanding on the date hereof or hereafter created which ranks on a parity with the Notes as to distributions upon liquidation, dissolution or winding-up.

“Permitted Purchase” shall mean a redemption, purchase or other retirement for value of any Dividend Restricted Shares or Parity Indebtedness (i) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares or (ii) with respect to Dividend Restricted Shares, (a) out of the net cash proceeds of a substantially concurrent issuance and sale of, or made in exchange for (including by using), Dividend Restricted Shares or a substantially concurrent net cash capital contribution received by the Corporation (other than from a subsidiary of the Corporation), (b) deemed to occur upon the exercise or exchange of options, warrants or other convertible or exchangeable securities, to the extent such Dividend Restricted Shares represent all or a portion of the exercise, conversion or exchange price thereof, together with any withholding to pay for the taxes payable in connection therewith or (c) cash payments in lieu of issuing fractional shares in connection with share dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Dividend Restricted Shares of the Corporation.

“Rating Event” shall mean, with respect to the Notes, any Specified Rating Agency amends, clarifies or changes the methodology or criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (i) the shortening of the length of time the Notes are assigned a particular level of equity credit by that Specified Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Specified Rating Agency or its predecessor on the date of issuance, or (ii) the lowering of the equity credit assigned to the Notes by that Specified Rating Agency compared to the equity credit assigned by that Specified Rating Agency or its predecessor on the date of issuance.

“Redemption Date” means the date fixed for redemption of the Notes as specified in notice(s) of redemption delivered pursuant to Section 2.7 of this Ninth Supplemental Indenture.

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“S&P” shall mean S&P Global Ratings, a division of S&P Global Inc. and any successor to its rating agency business.

“Senior Creditor” shall mean a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder and such other lenders providing advances to the Corporation pursuant to Senior Indebtedness.

“Senior Indebtedness” shall mean all present and future indebtedness, liabilities and other obligations (other than Subordinated Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures or notes or obligations of the Corporation for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness, liabilities or other obligations including, without limitation, the senior notes issued by the Corporation.

“Subordinated Indebtedness” shall mean the Notes or any other obligations that are, pursuant to the terms of the instrument or agreement creating or evidencing those obligations, expressly designated as being (i) subordinate in right of payment to Senior Indebtedness or (ii) pari passu with, or subordinate to, the Notes in right of payment.

“Specified Rating Agency” shall mean any of Moody’s, S&P, or DBRS, or any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Securities Exchange Act of 1934, as amended, as applicable, that then publishes a rating for the Corporation and, in each case, their respective successors.

“Stated Maturity” shall have the meaning specified in Section 2.4 of this Ninth Supplemental Indenture.

“Tax Event” shall mean, with respect to the Notes, the Corporation has received an opinion of counsel of a law firm that is nationally recognized in Canada or the U.S. and experienced in such matters (who may be counsel to the Corporation) to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in the laws, or any regulations or rulings thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or authority or agency thereof or therein having power to tax or any applicable tax treaty, (ii) any Administrative Action, or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to an Administrative Action that differs from the theretofore generally accepted position, in each of case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the date of issuance of the Notes, there is a more than insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that the Corporation (A) is, or may be subject to more than a de minimis amount of additional taxes, duties or other governmental changes or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes (including the treatment or deductibility by the Corporation of interest on the Notes), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise would have been filed, will not be respected by a taxing authority or (B) is, or may be, obligated to pay, on the next Interest Payment Date for the Notes, Additional Amounts (as defined herein) with respect to any Notes pursuant to Section 4.6 of this Ninth Supplemental Indenture.

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1.3	Interpretation not Affected by Headings

The division of this Ninth Supplemental Indenture into Articles and Sections, the provision of the table of contents hereto and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Ninth Supplemental Indenture.

2.	NOTES

2.1	Form and Terms of Notes

There shall be and there is hereby created for issuance under the Original Indenture, as supplemented by this Ninth Supplemental Indenture, a series of Securities designated “6.625% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due October 15, 2055” having the terms set forth in this Section 2 and Section 3 of this Ninth Supplemental Indenture

The aggregate principal amount of the Notes that may be issued (except for Notes issued upon registration of transfer of, or in exchange for, or in lieu of, other Notes) shall be initially limited to U.S.$700,000,000.

The Corporation may, from time to time, without the consent of any existing Holders of the Notes, create and issue additional Notes hereunder in such additional amounts as the Corporation may determine having the same terms and conditions as the Notes in all respects, except for such variations to such terms and conditions as may be required, in the reasonable and good faith opinion of the Corporation, to reflect the different issue dates of such additional Notes and the then existing Notes and the intention that all such additional Notes and then existing Notes be fungible for trading purposes from the issue date of such additional Notes (which variations may include, among other things, a different issue date, a different issue price, a different interest commencement date, a different first interest payment date, a different initial interest period, and a different interest payment calculation for the initial interest period). Additional Notes so created and issued will be consolidated with and form a single Series with the then existing Notes and, if the Corporation acting reasonably and in good faith determines that it is advisable or advantageous to do so, the Corporation may accept such additional Notes and then existing Notes (including any such Notes in global form held by a Depositary) in exchange for consolidated and restated replacement Notes reflecting the terms and conditions of such additional Notes and then existing Notes. Notwithstanding the foregoing, the Corporation shall not be entitled to increase the principal amount of Notes which may be issued or issue any such increased principal amount if the Corporation has effected satisfaction and discharge of the Original Indenture pursuant to Section 401 of the Original Indenture or defeasance or covenant defeasance pursuant to Article 14 of the Original Indenture.

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2.2	Currency and payments

All payments of principal of and premium, if any, and interest on the Notes will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “U.S.$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.

The principal of and premium, if any, and interest on the Notes shall be payable, and the Notes may be surrendered for exchange, registration or transfer, at the Corporate Trust Office of the U.S. Trustee, and in such other places as the Corporation may from time to time designate in accordance with the Original Indenture. The U.S. Trustee is hereby appointed as the initial Paying Agent, Security Registrar and transfer agent for the Notes.

2.3	Denominations

The Notes shall be issued only as fully registered Notes, without coupons, in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 thereafter.

2.4	Date and Stated Maturity

The issuance date for the Notes shall be June 27, 2025 and the entire principal amount of the Notes shall become due and payable, together with any accrued and unpaid interest on the Notes, on October 15, 2055 (such date being the “Stated Maturity” of the outstanding principal amount of the Notes), or such earlier date as the principal of any of the Notes may become due and payable in accordance with the provisions of the Indenture.

2.5	Interest

Interest on the Notes shall accrue on the aggregate unpaid principal amount of each Note, together, to the extent permitted by applicable law and subject to Article 3 of this Ninth Supplemental Indenture, with interest on overdue interest not paid on an Interest Payment Date for the Notes, as well after as before default and judgment, from, and including, June 27, 2025 to, but excluding, the First Reset Date, at a rate of interest equal to 6.625% per annum. Thereafter, interest shall accrue from, and including, each Interest Reset Date with respect to each Interest Reset Period to, but excluding, the next succeeding Interest Reset Date, the Stated Maturity or the Redemption Date, as the case may be, at a rate per annum equal to the Five Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date plus a spread of 2.769%, to be reset on each Interest Reset Date; provided, that the interest rate will not reset below 6.625%. Subject to the Corporation’s right to defer interest payments as provided in Article 3 of this Ninth Supplemental Indenture (the “Deferral Right”), (i) interest that accrues on a Note for the period from June 27, 2025 to but excluding October 15, 2025 shall be payable on the first Interest Payment Date (namely, October 15, 2025), (ii) interest that accrues on a Note for the period from and including October 15, 2025, subject to any variation to the terms and conditions of the initial interest payment under any additional Notes and subject to the resetting of the per annum rate of interest on each Interest Reset Date as specified above, shall be payable in arrears in equal semi-annual instalments on each Interest Payment Date for the Notes and all accrued and unpaid interest on the Notes shall be paid on the Maturity of the Notes.

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Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada) and without affecting the interest payable on the Notes, the yearly rate of interest to which interest is calculated under the Notes for any period in any calendar year (the “calculation period”) is equivalent to the rate payable under the Notes in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

Subject to the Deferral Right, the Interest Payment Dates for the Notes shall be April 15 and October 15 in each year beginning October 15, 2025. The interest payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Original Indenture, be paid to the Persons in whose names the Notes (or one or more predecessor Notes) are registered at the close of business on April 1 and October 1 (being the “Regular Record Dates”), as the case may be, immediately prior to such Interest Payment Date, regardless of whether any such Regular Record Date is a Business Day.

2.6	Redemption and Purchase

(a)  The Corporation may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem the Notes in whole or at any time in part from time to time, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date, and (ii) after the First Reset Date, on any Interest Payment Date, in each case, at a Redemption Price equal to 100% of the principal amount of the Notes redeemed together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date. For the avoidance of doubt, if there is a Tax Event or a Rating Event on or after the date that is 90 days prior to the First Reset Date, the Corporation may optionally redeem the Notes in accordance with the optional redemption right in this Section 2.6(a) without regard to the additional rights of redemption provided for such Tax Event or Rating Event in Section 2.6(b) or Section 2.6(c), as applicable.

(b)  In addition, the Corporation may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem the Notes in whole, but not in part, at any time within 90 days following the occurrence of a Tax Event at a Redemption Price equal to 100% of the outstanding principal amount of the Notes together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date.

(c)  In addition, the Corporation may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem the Notes in whole, but not in part at any time within 90 days following the occurrence of a Rating Event at a Redemption Price equal to 102% of the outstanding principal amount of the Notes together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date.

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(d)  Notice of redemption given to the Holders of the Notes pursuant to the Indenture and this Ninth Supplemental Indenture may, at the option of the Corporation, be subject to one or more conditions precedent, including but not limited to, completion of an equity or other securities offering, an incurrence of indebtedness or other financing or any other corporate transaction or event and, in such case, such notice of redemption shall specify, in addition to the requirements of Section 1104 of the Original Indenture, the details and terms of any event (e.g., a securities offering, financing or other corporate transaction) on which such redemption is conditional and, if applicable, state that, in the Corporation’s discretion, such redemption may not occur and such notice may be revoked in the event that any or all such conditions shall not have been satisfied or waived by the applicable Redemption Date. Notice of any redemption in respect thereof may, at the Corporation’s discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. In the case of a partial redemption of the Notes, selection of the Notes to be redeemed will be made, in the case of Global Notes (as defined herein), in accordance with the applicable procedures of the Depositary or, in the case of Notes in certificated form, on a pro rata basis or by lot. If the Notes are to be redeemed in part, the notice of redemption relating thereto shall state the portion of the principal amount thereof to be redeemed; provided that no Note in an aggregate principal amount of U.S.$2,000 or less shall be redeemed in part. A replacement Note of the applicable series in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Upon notice of redemption having been given as specified in this paragraph, the Notes so called for redemption shall become due and payable at the Redemption Price and on the Redemption Date specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity specified herein for the Notes, only upon the fulfillment or discharge of the conditions stated in such notice to the satisfaction of the Corporation, acting reasonably, or the waiver of such conditions by the Corporation, in whole or in part, notwithstanding anything to the contrary in the Original Indenture or this Ninth Supplemental Indenture. Any notice of revocation of a notice of redemption shall be delivered by the Corporation to the Holders of the Notes and the U.S. Trustee. The Corporation shall provide notice of any redemption to the U.S. Trustee at least five (5) Business Days (unless a shorter period is acceptable to the U.S. Trustee) prior to when such notice is due to Holders.

(e)  The Notes will not be subject to redemption at the election of the Holders of the Notes.

2.7	Sinking Fund

The Notes will not be subject to repurchase or redemption pursuant to any sinking fund.

2.8	Defeasance

The Notes will be subject to Defeasance and Covenant Defeasance as described in Article 14 of the Original Indenture.

2.9	Form and Certification

The Notes initially will be represented by one or more global Securities (collectively, the “Global Notes”) registered in the name of The Depository Trust Company, as Depositary or its nominee, or a successor depositary or its nominee.

The certificates representing the Notes shall bear the following legend:

“UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.”

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The Notes and the certificate of authentication of the U.S. Trustee and the Canadian Trustee endorsed thereon shall be in the applicable forms set out in Schedule A-1 to this Ninth Supplemental Indenture with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve and shall be numbered in such manner as the Trustee may approve, such approvals of the Trustee concerning any Note to be conclusively evidenced by its authentication of such Note.

The Security Register referred to in Section 305 of the Original Indenture shall, with respect to the Notes, be kept at the office or agency that the Corporation may from time to time designate for such purpose (which shall initially be the Corporate Trust Office of the U.S. Trustee), and at such other place or places as the Corporation may hereafter designate.

The Trustee, Security Registrar and transfer agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer or exchange imposed under the Indenture or under applicable law with respect to any transfer or exchange of any interest in any Note (including any transfers between or among participants or other beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements thereof.

2.10	Issuance of Notes

The Notes in the aggregate principal amount of U.S.$700,000,000 shall be executed on behalf of the Corporation by one or more Corporation Officers and delivered by the Corporation to the Trustee for authentication and delivery pursuant to and in accordance with the provisions of Section 303 of the Original Indenture and, upon the requirements of such provisions being complied with, such Notes shall be authenticated by or on behalf of the Trustee and delivered by it to or upon the Corporation Order of the Corporation without any further act or formality on the part of the Corporation. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Notes so authenticated and delivered or the proceeds thereof.

2.11	Calculation Agent

The Corporation shall appoint a Calculation Agent on or prior to the Interest Reset Determination Date applicable to the First Reset Date; provided, however, that the Corporation shall not be required to appoint a Calculation Agent if the Corporation has elected to redeem all of the Notes on or prior to the First Reset Date; and provided, further, that, if the Corporation has so elected to redeem all of the Notes on or prior to the First Reset Date but does not redeem all of the Notes on or prior to the First Reset Date, the Corporation shall appoint a Calculation Agent not later than the Business Day immediately following the First Reset Date.

The Calculation Agent will determine the applicable interest rate for each Interest Reset Period as of the applicable Interest Reset Determination Date. Promptly upon such determination, the Calculation Agent, if other than the Corporation or an Affiliate of the Corporation, will notify the Corporation of the applicable interest rate for the relevant Interest Reset Period and, provided the Trustee is not the Calculation Agent, the Corporation will then promptly notify the Trustee of such interest rate.

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The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Reset Period beginning on or after the applicable Interest Reset Date will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary herein or any other documentation relating to the Notes, will become effective without consent from any other Person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Corporation’s principal offices and will be made available to any Holder of Notes upon request.

2.12	Non-Business Days

If an Interest Payment Date falls on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day, and no further interest will accrue in respect of such postponement. In addition, if the date of Maturity or Redemption Date for the Notes fall on a day that is not a Business Day, the payment of any amounts owing in respect of the Notes will be made on the next succeeding Business Day and no interest on such payment will accrue for the period from and after the date of Maturity or Redemption Date, as applicable.

2.13	Other Terms and Provisions

The Notes shall have the other terms and provisions set forth in the form of Note attached hereto as Schedule A-1 to this Ninth Supplemental Indenture with the same force and effect as if such terms and provisions were set forth in full herein.

3.	DEFERRAL RIGHT AND DIVIDEND STOPPER UNDERTAKING

3.1	Deferral Right

So long as no Event of Default has occurred and is continuing, the Corporation may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). Such deferral will not constitute an Event of Default or any other breach under the Indenture. Any instalment of interest whose payment is deferred pursuant to the Deferral Right (“Deferred Interest”) will accrue, compounding on each subsequent Interest Payment Date, until paid, to the extent permitted by law. A Deferral Period terminates on any Interest Payment Date where the Corporation pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Stated Maturity or Redemption Date (with respect to the Notes redeemed) and, for greater certainty, all accrued and unpaid interest (including any Deferred Interest) shall be due and payable at the Stated Maturity or the Redemption Date, as the case may be. There shall be no limit on the number of Deferral Periods that may occur.

The Corporation will give the Trustee and the Holders of the Notes written notice of its election to commence or continue a Deferral Period at least 10 days and not more than 60 days before the next Interest Payment Date.

3.2	Dividend Stopper Undertaking

Unless the Corporation has paid all accrued and payable interest on the Notes (including Deferred Interest, if any), as applicable, the Corporation will not:

(a)  declare any dividends on the Dividend Restricted Shares (other than stock dividends on Dividend Restricted Shares) or pay any interest on any Parity Indebtedness;

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(b)  redeem, purchase, or otherwise retire for value any Dividend Restricted Shares or Parity Indebtedness (unless such redemption, purchase or retirement for value is a Permitted Purchase); or

(c)  make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively.

4.	COVENANTS WITH RESPECT TO THE NOTES

4.1	Covenants in the Original Indenture

It is hereby acknowledged and agreed that Section 501, Section 502, Section 705 and Article 10 of the Original Indenture do not apply to this Ninth Supplemental Indenture and the Notes issued hereunder.

For greater certainty, the provisions and covenants contained in this Article 4, Article 5 and Article 6 apply to this Ninth Supplemental Indenture and the Notes issued hereunder, notwithstanding the provisions, covenants or anything to the contrary contained in Section 501, Section 502, Section 705 and Article 10 of the Original Indenture.

4.2	Covenants Applicable to the Notes

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders of Notes as follows, so long as any Notes are Outstanding:

(a)  the Corporation will duly and punctually pay or cause to be paid when due to every Holder of Notes the principal of, and premium, interest (subject to Corporation’s Deferral Right as provided for herein) and other amounts on, the Notes; and

(b)  the Corporation and each Restricted Subsidiary will preserve and maintain its existence (except as permitted by Article 8 of the Original Indenture), and shall also maintain its qualifications in each jurisdiction to carry on its business except to the extent that failure to maintain such qualifications would not be reasonably expected to have a material adverse effect with respect to such Notes.

4.3	Compliance Certificate

The Corporation will deliver to the Trustee within 140 days after the end of each fiscal year of the Corporation a Certificate of the Corporation stating that, as of the end of such fiscal year, the Corporation was in compliance in all material respects with all covenants and other requirements contained in the Indenture, or giving particulars of any such non-compliance.

4.4	Financial Statements

The Corporation will deliver to the Trustee within 140 days after the end of each fiscal year of the Corporation audited consolidated financial statements of the Corporation for such fiscal year including the consolidated balance sheet and statements of income, retained earnings and cash flow and within 60 days after the end of each fiscal quarter, other than the last fiscal quarter of each fiscal year, unaudited consolidated financial statements of the Corporation for such fiscal quarter consisting of a consolidated balance sheet and consolidated statements of income, retained earnings and cash flow.

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4.5	Agents’ Fees and Expenses

The Corporation will pay such fees as are agreed upon in writing between the Corporation and the Trustee and all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts created by the Indenture (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before and after any Default or Event of Default with respect to the Notes until all its duties shall be finally and fully performed, except any such expense, disbursement or advance as may arise from or in connection with bad faith, wilful misconduct or gross negligence of any duty by the Trustee, or the failure to comply with the standard of care referred to in Section 602 of the Original Indenture.

4.6	Additional Amounts

All payments made by the Corporation under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (collectively, “Taxes”) unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to any Notes, the Corporation will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each applicable Holder or beneficial owner of Notes after such withholding or deduction (including any withholding or deduction in respect of such Additional Amounts) will not be less than the amount the applicable Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

(a)  any payment to a Holder or beneficial owner of Notes who is liable for such Taxes in respect of such Notes (i) by reason of such Holder of Notes or beneficial owner being a person with whom the Corporation is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) (the “Tax Act”); or (ii) by reason of the existence of any present or former connection between such Holder of Notes or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder of Notes or beneficial owner, if such Holder of Notes or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Notes as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein;

(b)  any payment to a Holder or beneficial owner of Notes in respect of whom such Tax is required to be withheld or deducted by reason of the Holder or beneficial owner being a person (i) who is, or does not deal at arm’s length with any person who is, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Corporation; or (ii) who is an entity in respect of which the Corporation is a “specified entity” (as defined in subsection 18.4(1) of the Tax Act);

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(c)  any Note presented for payment more than 30 days after the later of (i) the date on which such payment first becomes due; or (ii) if the full amount of the monies payable has not been paid to the Holders of Notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of Notes, except to the extent that the Holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days;

(d)  any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar tax;

(e)  any Taxes imposed as a result of the failure of a Holder or beneficial owner of Notes to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the Holder or beneficial owner of such Note, if such compliance is required by statute, regulation or administrative practice, as a precondition to the reduction of, or exemption from, such Taxes;

(f)  any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Notes; or

(g)  any combination of the above items, nor will such Additional Amounts be paid with respect to any payment on any Note to a Holder or beneficial owner of Notes who is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

Where Tax is payable pursuant to Section 803 of the Income Tax Regulations by a Holder or beneficial owner of Notes in respect of any amount payable under the Notes to the Holder of Notes (other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Tax Act), but no Additional Amount is paid in respect of such Tax, the Corporation will pay to the Holder of Notes an amount equal to such Tax within 45 days after receiving from the Holder of Notes a notice containing reasonable particulars of the Tax so payable, provided such Holder or beneficial owner of Notes would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.

Whenever in the Indenture or in any Note there is mention, in any context, of the payment of principal of, or premium, interest or any other amount on any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligation to pay Additional Amounts will survive any termination or discharge of the Indenture or the redemption, repayment or purchase of the Notes.

5.	SUBORDINATION OF THE NOTES

5.1	Notes Subordinated to Senior Indebtedness

(a)  The Corporation covenants and agrees, and each Holder of Notes, by the acceptance thereof, likewise covenants and agrees, that the indebtedness represented by the Notes and the payment of the principal, premium (if any), and interest on each and all of the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of Senior Indebtedness.

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(b)  In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding up of the Corporation, whether or not involving insolvency or bankruptcy, or (ii) subject to the provisions of Section 5.2 of this Ninth Supplemental Indenture that (A) a default shall have occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Senior Indebtedness (without giving effect to any cure period with respect thereto), or (B) there shall have occurred an event of default (other than a default in the payment of principal or interest or other monetary amounts due and payable) in respect of any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and, in the cases of subclauses (A) and (B) of this clause (b)(ii) such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (iii) that the principal of the Notes shall have been declared due and payable pursuant to the Indenture, and such declaration shall not have been rescinded and annulled as provided in the Indenture, then:

i.	the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money’s worth, before the Holders of any of the Notes are entitled to receive a payment on account of the principal of or interest or premium (if any) on, the indebtedness evidenced by the Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation;

ii.	any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities, to which the Holders of any of the Notes or the Trustee would be entitled except for the provisions of this Article shall be paid or delivered by the person making such payment or distribution, whether a Custodian or otherwise, directly to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of such Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness, before any payment or distribution is made to the Holders of the Notes or to the Trustee under the Indenture and

iii.	in the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities, in respect of principal of or interest or premium (if any) on the Notes or in connection with any redemption or purchase for cancellation by the Corporation of the Notes, shall be received by the Trustee or the Holders of any of the Notes before all Senior Indebtedness is paid in full, or provision made for such payment in money or money’s worth, such payment or distribution in respect of principal of or interest or premium (if any) on, the Notes or in connection with any redemption or purchase for cancellation by the Corporation of the Notes shall be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any such Senior Indebtedness may have been issued, ratably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

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For the avoidance of doubt, the Trustees shall have no fiduciary duty to any holders of Senior Indebtedness. Unless the holders of Senior Indebtedness notify the Trustees in writing at least three (3) Business Days prior to any payment date under the Indenture and Notes, the Trustees shall have the full power an authority to receive such funds and apply the same to the purpose for which they were received. No amounts owed to the Trustees under the Indenture shall be classified or treated as Subordinated Indebtedness.

5.2	Disputes with Holder of Certain Senior Indebtedness

Any failure by the Corporation to make any payment on or perform any other obligation under Senior Indebtedness, other than any indebtedness incurred by the Corporation or assumed or guaranteed, directly or indirectly, by the Corporation for money borrowed (or any deferral, renewal, extension or refunding thereof) or any indebtedness or obligation as to which the provisions of this Section 5.2 shall have been waived by the Corporation in the instrument or instruments by which the Corporation incurred, assumed, guaranteed or otherwise created such indebtedness or obligation, shall not be deemed a default or event of default under Section 5.1(b)(ii) of this Ninth Supplemental Indenture if (a) the Corporation shall be disputing its obligation to make such payment or perform such obligation and (b) either (i) no final judgment relating to such dispute shall have been issued against the Corporation which is in full force and effect and is not subject to further review, including a judgment that has become final by reason of the expiration of the time within which a party may seek further appeal or review, or (ii) in the event of a judgment that is subject to further review or appeal has been issued, the Corporation shall in good faith be prosecuting an appeal or other proceeding for review and a stay of execution shall have been obtained pending such appeal or review.

5.3	Subrogation

Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated (equally and ratably with the holders of all obligations of the Corporation which by their express terms are subordinated to Senior Indebtedness of the Corporation to the same extent as the Notes are subordinated and which are entitled to like rights of subrogation) to the rights of Senior Creditors to receive payments or distributions of cash, property or securities of the Corporation applicable to the Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and as between the Corporation, its creditors other than Senior Creditors and the Holders, no such payment or distribution made to the Senior Creditors by virtue of this Article that otherwise would have been made to the Holders of Notes shall be deemed to be a payment by the Corporation on account of such Senior Indebtedness, it being understood that the provisions of this Article are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the Senior Creditors, on the other hand.

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5.4	Obligation of Corporation Unconditional

Nothing contained in this Article or elsewhere in the Indenture or in the Notes is intended to or shall impair, as among the Corporation, its creditors (other than the Senior Creditors) and the Holders of Notes, the obligation of the Corporation, which is absolute and unconditional, to pay to the Holders of Notes the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of Notes and creditors of the Corporation other than the Senior Creditors, nor shall anything herein or therein prevent the Trustee or any Holder of Notes from exercising all remedies otherwise permitted by applicable law upon default under the Indenture, subject to the rights, if any, under this Article of the Senior Creditors in respect of cash, property or securities of the Corporation received upon the exercise of any such remedy.

Upon payment or distribution of assets of the Corporation referred to in this Article, the Trustee and the Holders of Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which any such dissolution, winding up, liquidation or reorganization proceeding affecting the affairs of the Corporation is pending or upon a certificate of any Custodian making any payment or distribution, delivered to the Trustee or to the Holders of Notes, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the Senior Creditors and the holders of other indebtedness of the Corporation, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

5.5	Effectuation of Subordination by Trustee; Waiver of Conflicts

Each Holder of Notes by its acceptance thereof authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article and appoints the Trustee as its attorney-in-fact for any and all such purposes. This appointment shall be irrevocable. Upon request of the Corporation, and upon being funded, indemnified and furnished a Certificate of the Corporation stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Trustee shall enter into a written agreement or agreements with the Corporation and the Persons named in such Certificate of the Corporation providing that such Persons are entitled to all the rights and benefits of this Article as Senior Creditors, and, if requested by such Senior Creditors, providing that the provisions of this Article and the definitions used herein will not be amended without the consent of such Senior Creditors. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness; however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

The Corporation and each Holder of Notes (by its acceptance thereof) acknowledge that the Trustee acts, and may in the future act, as trustee with respect to Senior Indebtedness and hereby waive any material conflict that may arise from such appointment. Notwithstanding anything else in the Indenture (including, but not limited to, Article 5 of the Original Indenture (as amended by this Ninth Supplemental Indenture)), the Holders may not direct the Trustee to take any action to enforce the payment of the principal of (or premium, if any) or interest on the Notes unless and until the Corporation has been fully released and discharged from its obligations under the Senior Indebtedness by the Senior Creditors.

5.6	Knowledge of Trustee

Notwithstanding the provisions of this Article or any other provisions of the Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee shall have received written notice thereof mailed or delivered to the Trustee from the Corporation, any Holder of Notes, any paying agent or the holder or representative of any class of Senior Indebtedness.

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5.7	Trustee May Hold Senior Indebtedness

The Trustee shall be entitled to all the rights set forth in this Article with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in the Indenture shall deprive the Trustee of any of its rights as such holder.

5.8	Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein shall at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any noncompliance by the Corporation with the terms, provisions and covenants of the Indenture regardless of any knowledge thereof any such holder may have or be otherwise charged with.

With respect to the holders of Senior Indebtedness, (i) the duties and obligations of the Trustee shall be determined solely by the express provisions of the Indenture, (ii) the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in the Indenture, (iii) no implied covenants or obligations shall be read into the Indenture against the Trustee and (iv) the Trustee shall not be deemed to be a fiduciary as to such holders.

5.9	Article Applicable to Paying Agents

In case at any time any Paying Agent other than the Trustee shall have been appointed by the Corporation and be then acting hereunder, the term Trustee as used in this Article shall in such case (unless the context shall require otherwise) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Trustee; provided, however, that Sections 5.6 and 5.7 of this Ninth Supplemental Indenture shall not apply to the Corporation if it acts as its own Paying Agent.

5.10	Trustee; Compensation Not Prejudiced

Nothing in this Article shall apply to claims of, or payments to, the Trustee pursuant to Section 4.5 of this Ninth Supplemental Indenture.

6.	EVENTS OF DEFAULT AND REMEDIES

6.1	Events of Default

Notwithstanding anything in the Indenture to the contrary and solely with respect to the Notes (and not with respect to any other securities issued or outstanding under the Original Indenture), for so long as any of the Notes remain outstanding, “Event of Default” means any one of the following events (whatever the reason for such Event of Default and whether it shall be occasioned by provisions of this Article 6 of this Ninth Supplemental Indenture or be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)  the Corporation defaults in the payment of the principal of or any premium on the Notes at the Stated Maturity or the Redemption Price for the Notes when due;

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(b)  the Corporation defaults in the payment of any interest upon the Notes when it becomes due and payable, and continuance of such default for a period of 30 days (subject to the Corporation’s Deferral Right);

(c)  the Corporation pursuant to or under or within the meaning of Bankruptcy Law:

i.	commences a voluntary case or proceeding;

ii.	consents to the entry of a Bankruptcy Order in an involuntary case or proceeding or the commencement of any case against it;

iii.	consents to the appointment of a Custodian of it or for any substantial part of its property;

iv.	makes a general assignment for the benefit of its creditors or files a proposal or other scheme of arrangement involving the rescheduling or composition of its indebtedness;

v.	files a petition in bankruptcy or an answer or consent seeking reorganization or relief; or

vi.	consents to the filing of such petition in bankruptcy or the appointment of or taking possession by a Custodian;

(d)  a court of competent jurisdiction in any involuntary case or proceeding enters a Bankruptcy Order against the Corporation, and such Bankruptcy Order remains unstayed and in effect for 60 consecutive days; or

(e)  a Custodian shall be appointed out of court with respect to the Corporation, or with respect to all or any substantial part of the property of the Corporation and, if the Corporation shall be contesting such appointment in good faith, such appointment continues for 90 consecutive days.

6.2	Acceleration of Maturity; Rescission and Annulment

Solely with respect to the Notes:

(a)  If an Event of Default under subsection 6.1(a) or 6.1(b) occurs and is continuing with respect to the Notes, then and in every such case the Trustee may, in its discretion, and shall upon the request of Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding, declare the principal of all such Notes to be due and payable immediately, by a notice in writing to the Corporation (and to the Trustee if given by Holders), and upon any such declaration such principal, together with all accrued and unpaid interest (including Deferred Interest, if any) to, but excluding, such date and any other amounts owing with respect thereto, shall immediately become due and payable.

(b)  If an Event of Default under subsection 6.1(c), 6.1(d) or 6.1(e) occurs and is continuing, the principal amount of the Notes then Outstanding will become immediately due and payable, together with all accrued and unpaid interest (including Deferred Interest, if any) to, but excluding, such date, and any other amounts owing with respect thereto without any declaration or other act on the part of the Trustee or any Holder of Notes.

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7.	GENERAL

7.1	Effectiveness

This Ninth Supplemental Indenture will become effective upon its execution and delivery.

7.2	Effect of Recitals

The recitals contained herein and in the Notes, except the U.S. Trustee’s and the Canadian Trustee’s certificates of authentication, shall be taken as the statements of the Corporation, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation of the Notes or the proceeds thereof. The Trustee makes no representations as to the validity or sufficiency of this Ninth Supplemental Indenture or of the Notes.

7.3	Confirmation of Original Indenture

The Original Indenture, as amended and supplemented by this Ninth Supplemental Indenture, is in all respects confirmed.

7.4	Jurisdiction

Each of the parties hereto hereby irrevocably consents to the jurisdiction of the courts of the State of New York and of any Federal Court located in the Borough of Manhattan in the State of New York in connection with any action, suit or other proceeding arising out of or relating to this Ninth Supplemental Indenture or any action taken or omitted hereunder, and waives any claim of forum non conveniens and any objections as to laying of venue.

7.5	Governing Law

This Ninth Supplemental Indenture, the Original Indenture as supplemented hereby and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

7.6	Severability

In case any provision in this Ninth Supplemental Indenture, the Original Indenture as supplemented hereby or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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7.7	Acceptance of Trust

The U.S. Trustee and the Canadian Trustee hereby accept the trusts in this Ninth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Original Indenture. Neither the U.S. Trustee nor the Canadian Trustee shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Ninth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Corporation. In the performance of its obligations hereunder, each of the U.S. Trustee and the Canadian Trustee shall be provided with any rights, benefits, protections, indemnities and immunities afforded to it pursuant to the Original Indenture.

The rights, powers, duties and obligations conferred and imposed upon each Trustee are conferred and imposed upon and shall be exercised and performed by the U.S. Trustee and the Canadian Trustee individually, except to the extent required under applicable legislation to perform such acts jointly, and neither Trustee shall be liable or responsible for the acts or omissions of the other Trustee.

7.8	Counterparts and Formal Date

This Ninth Supplemental Indenture shall be valid, binding, and enforceable against a party only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the Uniform Commercial Code/UCC (collectively, “Signature Law”); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. This Ninth Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute one and the same instrument. For avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings.

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IN WITNESS OF WHICH the Corporation, the U.S. Trustee and the Canadian Trustee have caused this Ninth Supplemental Indenture to be duly executed by their duly authorized officers as of the date specified on the first page of this Ninth Supplemental Indenture.

TELUS CORPORATION

By:	/s/ Doug French
Name: Doug French
Title: Executive Vice President & Chief Financial Officer

By:	/s/ Mario Mele
Name: Mario Mele
Title: Senior Vice President and Treasurer

COMPUTERSHARE TRUST
COMPANY, N.A., as U.S. Trustee

By:	/s/ Corey J. Dahlstrand
Name: Corey J. Dahlstrand
Title: Vice President

COMPUTERSHARE TRUST
COMPANY OF CANADA, as Canadian Trustee

By:	/s/ Luci Scholes
Name: Luci Scholes
Title: Corporate Trust Officer

By:	/s/ Corentin Leverrier
Name: Corentin Leverrier
Title: Manager, Corporate Trust

[Signature Page for the Ninth Supplemental Indenture]

Schedule A-1

See attached

Schedule A-1

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Corporation (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this certificate may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary.

TELUS CORPORATION

6.625% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due October 15, 2055

No. ______	U.S.$ _______________

CUSIP: 87971MCL5

TELUS Corporation, a corporation duly organized and existing under the laws of British Columbia, Canada (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of U.S.$                      (_____ MILLION DOLLARS) on October 15, 2055, at the office or agency of the Corporation referred to below, and to pay interest on the outstanding principal amount hereof at the same place in like money (i) from, and including, June 27, 2025 to, but excluding, the First Reset Date at a rate of 6.625% per annum, and thereafter (ii) from, and including, each Interest Reset Date with respect to each Interest Reset Period to, but excluding, the next succeeding Interest Reset Date, the Stated Maturity or the Redemption Date, as the case may be, at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date plus a spread of 2.769%, to be reset on each Interest Reset Date; provided, that the interest rate will not reset below 6.625%, as well after as before maturity, default and judgment, with interest on overdue interest at the same rate as more particularly specified in the Indenture.

The outstanding principal amount of this Security is payable in one instalment on October 15, 2055. Subject to the Corporation’s right to defer interest payments as provided for in the Indenture (the “Deferral Right”), interest on this Security that accrues for the period from, and including, June 27, 2025 to, but excluding, October 15, 2025 is payable on the first Interest Payment Date (namely, October 15, 2025) and interest on this Security that accrues from and including October 15, 2025 is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year beginning April 15, 2026. All accrued and unpaid interest on this Security is payable on the Stated Maturity.

The interest payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be April 1 or October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth herein.

Schedule A-1

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Dated:	TELUS CORPORATION

By:
Name:
Title:

By:
Name:
Title:

Schedule A-1

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated:

This is one of the Securities of the series designated and referred to in, and issued under, the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:
Name:
Title:

Schedule A-1

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Corporation designated as its 6.625% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due October 15, 2055 (herein called the “Securities”), which may be issued under an indenture dated as of September 19, 2016 among the Corporation, Computershare Trust Company, N.A., a national banking association, as U.S. trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), as supplemented by the Ninth Supplemental Indenture dated as of June 27, 2025 among the Corporation, the U.S. Trustee and the Canadian Trustee (as supplemented by the Ninth Supplemental Indenture, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing U.S.$_______ aggregate principal amount of the Securities of this series.

The Corporation may from time to time without notice to, or the consent of, the Holders, create and issue additional Securities under the Indenture.

So long as no Event of Default has occurred and is continuing, the Corporation may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Securities on one or more occasions for up to five consecutive years (a “Deferral Period”). Such deferral will not constitute an Event of Default or any other breach under the Indenture. Any instalment of interest whose payment is deferred pursuant to the Deferral Right (“Deferred Interest”) will accrue, compounding on each subsequent Interest Payment Date, until paid, to the extent permitted by law. A Deferral Period terminates on any Interest Payment Date where the Corporation pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Stated Maturity or Redemption Date (with respect to the Securities redeemed) and, for greater certainty, all accrued and unpaid interest (including any Deferred Interest) shall be due and payable at the Stated Maturity or the Redemption Date, as the case may be. There shall be no limit on the number of Deferral Periods that may occur.

Each Security may be redeemed by the Corporation, at its option and without the consent of any Holder, in whole or at any time in part from time to time on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date, and (ii) after the First Reset Date, on any Interest Payment Date, in each case, in accordance with the Indenture and at a Redemption Price equal to 100% of the principal amount of this Security redeemed, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date.

In addition, the Corporation may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem this Security in whole, but not in part, at any time within 90 days following the occurrence of a Tax Event at a Redemption Price equal to 100% of the outstanding principal amount of this Security together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date.

Schedule A-1

In addition, the Corporation may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem this Security in whole, but not in part at any time within 90 days following the occurrence of a Rating Event at a Redemption Price equal to 102% of the outstanding principal amount of this Security together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date.

The Corporation shall provide notice of any redemption to the U.S. Trustee at least five (5) Business Days (unless a shorter period is acceptable to the U.S. Trustee) prior to when such notice is due to Holders.

At the Corporation’s discretion, any redemption (including any redemption pursuant to a Tax Event or Rating Event) may be subject to one or more conditions precedent, and any such conditional redemption may be revoked in the event that any or all of such conditions have not been satisfied or waived by the Redemption Date.

The outstanding principal amount of this Security may become or be declared to be due and payable by the Trustee before maturity in the circumstances set out in the Indenture.

The principal of and premium, if any, and interest on the Securities shall be payable, and the Securities may be surrendered for exchange, registration or transfer, at the Corporate Trust Office of the U.S. Trustee, and in such other places as the Corporation may from time to time designate in accordance with the Indenture.

All payments of principal of and premium, if any, and interest on the Securities will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “U.S.$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.

The Securities will not be entitled to the benefits of any sinking fund.

Holders of the Securities will not be entitled to the repayment of the Securities at their option pursuant to Article 13 of the Indenture.

The Corporation will pay to the Holders such Additional Amounts as may be payable under Section 4.6 of the Ninth Supplemental Indenture.

The Indenture contains provisions for defeasance, upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

Schedule A-1

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest, if any, on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the office or agency of the Corporation maintained or caused to be maintained for such purpose duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation and the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Except as otherwise provided in the Indenture, prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee or any agent shall be affected by notice to the contrary.

Interest on this Security shall be computed on the basis of a 360-day year of twelve 30-day months.

For the purposes of disclosure under the Interest Act (Canada) and without affecting the interest payable on this Security, the yearly rate of interest to which interest is calculated under this Security for any period in any calendar year (the “calculation period”) is equivalent to the rate payable under this Security in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

Schedule A-1

If at any time, (i) the Depositary notifies the Corporation that it is unwilling or unable or no longer qualifies to continue as Depositary for these Securities or if at any time the Depositary shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation and a successor depositary is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such condition, as the case may be, (ii) the Corporation determines that the Securities shall no longer be represented by a global Security or Securities, or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Securities and the Trustee has received a written request from the Depositary or a participant in the Depositary in accordance with the Depositary’s customary procedures to issue Securities in definitive form to such participant or other beneficial owner specified by such participant to the Trustee in writing, then in such event the Corporation will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. Such Securities in definitive registered form shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used but not defined in this Security shall have the meanings assigned to them in the Indenture.

The Holder (and beneficial owner) of this Security, by accepting this Security, is deemed to agree to treat the Securities as indebtedness of the Corporation for United States federal, state and local income tax purposes unless otherwise required by a change in law after the date on which the Securities are issued or the good faith resolution of a tax audit or other tax proceeding.

This Security shall not become obligatory for any purpose until authenticated by the Trustee.